UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

TETRAPHASE PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

TTP MERGER SUB, INC.
(Offeror)

LA JOLLA PHARMACEUTICAL COMPANY
(Parent of Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

88165N204
(CUSIP Number of Class of Securities)

Michael Hearne
La Jolla Pharmaceutical Company
4550 Towne Centre Court, San Diego, California 92121
Tel. (858) 333-5769
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, 30th Floor
San Francisco, California 94105

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$16,560,178	$2,150

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the 7,263,236 issued and outstanding shares of common stock, par value of $0.001 (“Shares”), of Tetraphase, Inc., a Delaware corporation (“Tetraphase”), by $2.28, the average of the high and low sales price per share of the common stock on July 27, 2020, as reported by Nasdaq.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,531.33	Filing Party: La Jolla Pharmaceutical Company and TTP Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 29, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 29, 2020 by: (i) TTP Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of La Jolla Pharmaceutical Company, a California corporation (“LJPC”); and (ii) LJPC. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $2.00 per Share, to the holder in cash, without interest, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to approximately $1.48 per CVR, assuming the anticipated maximum number of CVRs are issued and contingent upon the achievement of certain specified milestones, calculated as described in the Offer to Purchase dated June 29, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is expressly incorporated herein by reference in answer to Items 1 through 9 and Item 11 of this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and the Offer to Purchase
Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at one minute following 11:59 p.m., Eastern Time on Monday, July 27, 2020 (such date and time, the “Expiration Date”). The Depositary and Paying Agent has advised LJPC and Purchaser that, as of the Expiration Date, a total of 3,737,360 Shares (excluding Shares with respect to which Notices of Guaranteed Delivery were delivered but were not yet “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)) were validly tendered pursuant to the Offer and not properly withdrawn, representing approximately 51.5% of the Shares outstanding as of the Expiration Date. In addition, the Depositary and Paying Agent has advised LJPC and Purchaser that, as of the Expiration Date, Notices of Guaranteed Delivery had been delivered with respect to 311,329 additional Shares, representing approximately 4.3% of the outstanding Shares as of the Expiration Date.

As of the Expiration Date, the number of Shares validly tendered pursuant to the Offer and not properly withdrawn satisfied the Minimum Condition, and all other Offer Conditions were satisfied or waived. Promptly following the Expiration Date, Purchaser irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not properly withdrawn. As a result of its acceptance for payment of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser acquired ownership of at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. LJPC and Purchaser completed the acquisition of the Company on July 28, 2020 by consummating the Merger pursuant to the Merger Agreement without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with the Company surviving the Merger as a wholly owned subsidiary of LJPC. At the Effective Time, all then outstanding Shares (other than: (i) Shares held by Tetraphase (or held in the treasury of Tetraphase); (ii) Shares held by La Jolla, Purchaser or any other direct or indirect wholly owned subsidiary of La Jolla; and (iii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) were converted into the right to receive consideration equal to the Offer Price, without interest, and subject to applicable withholding of taxes.

In connection with the consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. LJPC and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

ITEM 12.  EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(B)	Press Release dated July 28, 2020, announcing the expiration and results of the Offer.

EXHIBIT INDEX

Index No.
(a)(1)(A)	Offer to Purchase, dated June 29, 2020.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement, published June 29, 2020 in the Wall Street Journal.
(a)(5)(A)
Letter to Stockholders of Tetraphase, dated June 29, 2020, from Larry Edwards, President and Chief Executive Officer of Tetraphase (incorporated herein by reference to Exhibit (a)(1)(H) to Schedule 14D-9 filed by Tetraphase on June 29, 2020).

(a)(5)(B)*	Press release dated July 28, 2020, announcing the expiration and results of the Offer.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated June 24, 2020, by and among Tetraphase, LJPC and Purchaser (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Tetraphase on June 24, 2020).
(d)(2)	Confidentiality Agreement, dated May 8, 2020, by and between Tetraphase and LJPC.
(d)(3)
Form of Support Agreement, dated June 24, 2020, by and among LJPC, the Purchaser and the stockholder named therein (incorporated herein by reference to Exhibit 10.2 to Form 8-K filed by Tetraphase on June 24, 2020).

(d)(4)	Form of Contingent Value Rights Agreement, by and between LJPC and the Rights Agent (incorporated herein by reference to Exhibit 10.1 to Form 8-K filed by Tetraphase on June 24, 2020).
(d)(5)	Guarantee Agreement, dated June 24, 2020, by the Tang Capital Partners, LP in favor of Tetraphase.
(g)	Not applicable.
(h)	Not applicable.
* Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2020
TTP MERGER SUB, INC.
By:	/s/ Michael Hearne
Name:	Michael Hearne
Title:	Chief Financial Officer

LA JOLLA PHARMACEUTICAL COMPANY
By:	/s/ Michael Hearne
Name:	Michael Hearne
Title:	Chief Financial Officer